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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March 2006

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:
Press Release, March 17, 2006

Management's Discussion and Analysis
Three months ended January 28, 2006

Consolidated Financial Statements
Three months ended January 28, 2006 and January 29, 2005

Certification of Interim Filings - Henry Schnurbach

Certification of Interim Filings - Victor D'Souza

               POLYAIR INTER PACK INC. 2006 FIRST QUARTER RESULTS

TORONTO, March 17, 2006 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported net loss from continuing operations of $2.0 million or $0.30 per diluted share on sales of $29 million for the quarter ended January 28, 2006, compared with net loss from continuing operations of $0.9 million or $0.14 per diluted share on sales of $29 million for the first quarter of 2005. The Company reported results from its Pool Division as discontinued operations to reflect the potential sale of this business.

-------------------------------------------------------------------------------------------------------------
(All amounts are  expressed in thousands of U.S.  dollars,  except for number of shares outstanding and per share amounts.)

                                                                                3 Months Ended
                                                                       January 28           January 29
                                                                      2006                  2005
Sales from continuing operations
   - Packaging Products                                                $29,346               $29,402

(Loss) /earnings  from continuing operations                              (255)                  683
  before Interest, Taxes, Depreciation
  and Amortization (EBITDA)*

Net Loss from continuing operations                                    ($1,972)                ($904)
Net Loss from discontinued operations                                   (3,326)               (1,908)

Weighted average number of shares outstanding
  (in millions)                    - Basic                                 6.8                   6.5
                                   - Diluted                               6.8                   6.5

Net (loss) per share
                                   - Basic                              ($0.79)               ($0.44)
                                   - Diluted                            ($0.79)               ($0.44)

*  EBITDA  is  not  a  recognized  measure  under  Canadian  Generally  Accepted
Accounting Principles and readers are cautioned that EBITDA should not be considered as an alternative to net income or loss or cash from operating activities as an indicator of the Company's performance or cash flows. EBITDA, as calculated by the Company, is net income or loss before extraordinary items, net interest expenses and other, depreciation and amortization, and income taxes. Full interim financial statements along with Management's Discussion and Analysis can be obtained from SEDAR (www.sedar.com) and the Company's web site at www.polyair.com

-------------------------------------------------------------------------------------------------------------


The Company announced in late 2005 that it would explore the sale of its non-packaging assets. In the first quarter it received indications of interest from prospective purchasers of its pool division and head office building, 330 Humberline Drive in Toronto. The Company expects to complete the sale of part or all of its pool division within the next several months and has therefore reported the results of this division as a discontinued operation in its first quarter consolidated financial statements. During the quarter the company also entered into a sale and leaseback agreement relating to the Toronto head office building, conditional on financing and environmental due diligence. If these conditions are satisfied and the conditional sale price reaffirmed, the Company could realize a gain on the sale of the building and a portion of the proceeds will be used to pay down the operating bank debt.

The Packaging Division experienced substantial volatility in resin supply and prices in the after math of the gulf coast hurricanes but was able to increase its selling prices to largely offset the higher costs of materials. The company passed up some sales volume in order to preserve its selling prices and the lower volume of product shipped reduced overhead absorption and resulted in a lower gross margin compared to the first quarter of 2005.

The worse than expected loss in the packaging business for the above mentioned reasons and losses in the pool division resulted in the Company approaching its lenders to amend financial covenants and to extend a $5 million working capital line that was scheduled to mature on February 28, 2006. The lenders have agreed in principle to amend first quarter covenants and to extend the $5 million working capital line to May 15, 2006. This extension would allow the company sufficient time to complete several of the transactions discussed above and to improve the liquidity of the packaging business.

Conference Call
The Company will host a conference call on Monday, March 20, 2006 at 4:00 pm (Eastern Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the results to join the call by dialing 1-800-319-9003 in the U.S. and Canada. International participants may access the call by dialing 1-719-457-2619. A replay will be available for one week following the call by dialing 1-888-203-1112 (U.S. and Canada) or 1-719-457-0820 (International) and entering access code 1735041 when prompted.

Polyair Inter Pack Inc. (www.Polyair.com) in its Polyair Packaging manufactures and distributes a wide range of protective packaging products. These products are sold to distributors and retailers across North America. The company operates nine manufacturing facilities, seven of which are in the US where it generates the majority of its sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".


Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company, financing and the sale of non-packaging assets. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.


For further information contact:
Wendy Smith
Shareholder Administrator
Phone: (416) 679-6591
Email: wsmith@polyair.com

Polyair Inter Pack Inc.
Three months ended January 28, 2006
Management's Discussion and Analysis

This following management's discussion and analysis ("MD&A") contains a review of the financial conditions, results of operations, liquidity and capital resources of Polyair Inter Pack Inc. (the "Company") for the three months ended January 28, 2006. It also provides an update on other aspects covered in detail in the 2005 annual MD&A, such as the Company's business, its development strategy, business risks that the Company faces, and critical accounting estimates. This MD&A should be read in conjunction with the Company's January 28, 2006 unaudited first quarter financial statements and the 2005 annual MD&A. The Company's unaudited, quarterly financial results for the reporting periods ended 2006 and 2005 can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. The Company's Annual Information Form for the year ended October 31, 2005 and October 31, 2004 can also be accessed on SEDAR (www.sedar.com). This report contains information that will enable a better understanding of the Company's financial statements and should be read in conjunction with these documents.

In this document and in the Company's financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the financial statements and this MD&A are expressed in US dollars.

Forward-Looking Statements:

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements are based on current expectations of management and involve risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The forward-looking statements contained herein are based on information available as of March 7, 2006. Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter any forward-looking statements contained herein.

Corporate Overview

Polyair Inter Pack Inc. ("Polyair" or the "Company") manufactures products for the protective packaging and the swimming pool industries. The Packaging Division sells its products principally in North America to distributors and retailers who service a wide variety of end users. The Pool Division serves leading distributors and retailers in North America and in 2005 exported approximately 16% (2004-15%) of its products outside of North America. In late 2005, Polyair Inter Pack's board of directors reaffirmed the Company's business strategy in the protective packaging industry and determined that it would explore the sale of the Company's non-packaging assets. During the quarter, the Company received conditional sales offers for its pool division that are subject to due diligence and financing, and the company is working with the prospective purchasers in an effort to conclude a sale for all or part of the pool division in the next several months. To the extent that the company concludes a sale of its pool division it will operate with its packaging division as its principal business. As a result, the pool division has been presented as a discontinued operation in the first quarter 2006 interim financial statements

The Packaging Division over the last two years has been consolidating its Toronto manufacturing facilities from three facilities to a single plant. In the quarter, as part of this consolidation it closed its blown film extrusion plant as the Company has converted the majority of its bubble production to the more efficient cast production. The majority of the equipment from this facility will be redeployed into Polyair's other packaging facilities and the balance sold. The division now manufactures its products in two Canadian and seven US factories. Capital expenditures incurred over the last two years should result in improvements in production efficiency and capacity for continued growth in 2006. The principal raw material used in this division's manufacturing is polyethylene resin and it sources the material from several North American suppliers. Product development is focused on providing more specialized protective packaging solutions to the marketplace and it is undertaken both in-house and through joint ventures and licensing arrangements. Sales of protective packaging materials are typically not subject to seasonal variation, although, the fourth quarter is generally the strongest.

First quarter ended January 28, 2006-
Review of consolidated operating results

Sales from continuing operations

-------------------------------------------------------------------------------------------
                              3 months                        3 months
                               ended             % of          ended          % of
                              January 28,     consolidated   January 29,    consolidated
(In `000s of USD )              2006              sales         2005          sales
                               -----------------------------------------------------------
Packaging Division            $ 29,346            75%         $ 29,402          70%
-------------------------------------------------------------------------------------------

Packaging sales in the first quarter of 2006 remained at the same level as in the first quarter of 2005 as volume erosion in most product lines was offset by increases in selling prices. The decline in sales volumes (which was over 10% versus the first quarter of 2005 for many of the product lines) was compensated by the effect of the price increases that took place in October and December 2005. The strengthening of the Canadian dollar relative to the US dollar in the quarter contributed an additional $0.4 million to the increase in sales, as the Packaging Division realized approximately 22% of its sales revenue in Canadian dollars.

In fiscal 2005 the company announced price increases in November 2004 and January 2005. There is usually a delay between when the company announces a price increase and when it starts invoicing at the higher price. Taking into account this delay and price increases announced in October and December 2005 the company believes that on a year to year basis there has been an effective increases in selling price.

The effect of hurricanes on the US gulf coast caused supply disruptions and resin prices rose sharply in the aftermath of these storms. In the first quarter of 2006 the price of polyethylene resin, the division's primary raw material, rose by approximately 36% from the average cost in the fourth quarter of fiscal 2005 and was 38% higher compared to the first quarter of 2005. Although the Company raised its selling prices to combat these higher costs, it suffered volume erosion as it sought to implement these increases in a very competitive market.

The Division's new business ventures continued to grow. Sales of Cross-linked foam, manufactured by PXL Cross Linked Foam Corporation ("PXL"), a joint venture of the Company, increased by $0.2 million or 25% from 2005. Sales of PSC Moulding Corporation, a polystyrene packaging manufacturer controlled by the Company, were approximately 6% higher then in 2005. In addition VCI 2000, the Company's new joint venture established in 2005 to market Vapour Corrosion Inhibitor film, commenced operations in the quarter and generated approximately $0.1 million of sales.


Geographic distribution of revenues from continuing operations

---------------------------------------------------------------------------------------------
(In `000s of USD)                3 months ended                 3 months ended
                                  January 28,                    January 29,
                                    2006          % Sales           2005             % Sales
                                 -----------                    ----------
United states                     $ 23,543          80%          $ 24,022              82%
Canada                               5,803          20%             5,380              18%
                                 ----------                     ----------
Total                             $ 29,346         100%          $ 29,402             100%
                                 ==========                     ==========
---------------------------------------------------------------------------------------------


Packaging sales in the US in 2005 decreased by $0.5 million, which was mitigated by an increase in Canada resulting from a foreign exchange translation gain of $0.4 million.

Gross profit from continuing operations

-------------------------------------------------------------------------------------------
                              3 months                        3 months
                               ended                           ended
                              January 28,        % of         January 29,      % of
(In `000s of USD )              2006             sales         2005            sales
                               -----------------------------------------------------------

Gross profit*                 $ 2,419            8%          $ 3,770           13%

-------------------------------------------------------------------------------------------


* Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net income (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. Gross profit is net income (loss) before selling, general and administrative expenses, net interest expenses and other, non-controlling interest, and income taxes.

Gross profit as a percent of sales in the packaging division declined to 8% from 13% in the first quarter of 2005 primarily as a result of a loss in sales volumes with a resultant reduction in fixed overhead recoveries. Resin prices escalated in the quarter by an average of 36% as supply disruptions in the aftermath of hurricanes in the Gulf of Mexico in the fall of 2005, caused shortages of resin. The Company was largely successful in offsetting these higher material costs by raising selling prices in October and December of 2005, but these price increases had a negative impact on volumes.

The gross profit deterioration of $1.4 million was also due to the following factors:

o Overhead costs: Factory overhead increased by approximately $0.8 million mainly due to costs incurred in the establishment of a centralized purchasing group and the hiring of a VP of manufacturing and $0.1 million of relocation costs relating to the closure of the film facility in Toronto.

o Write-down of inventory: The Company recognized a $0.2 million charge to reflect a write down of material previously associated with the film facility in Toronto that was closed in the early part of the quarter.

o Direct labour costs were $0.3 million higher mainly due to wage rate increases and the impact of the stronger Canadian dollar.

Selling, general and administrative expenses from continuing operations

----------------------------------------------------------------------------------------------------------
(In `000s of USD)
                                   3 months ended                          3 months ended
                               January 28, 2006          % of sales        January 29, 2005    % of sales
                                   -----------------------------------------------------------------------
Selling                              $ 2,255              8%                 $ 2,392              8%
General and administrative             2,367              8%                   2,401              8%
                                   ----------                              ---------
                                     $ 4,622             16%                 $ 4,793             16%
                                   ==========                              =========
----------------------------------------------------------------------------------------------------------


Selling, general and administrative expenses from continuing operations declined as the Company continued to focus on reducing its overhead expenses.

Net interest expenses and other, incomes taxes from continuing operations

--------------------------------------------------------------------------------------
(In `000s of USD )                          3 months              3 months
                                              ended                ended
                                           January 28,     %      January 29,     %
                                              2006       Sales     2005          Sales
                                          -------------          ------------
Interest on debt                             $ 522        2%       $ 450         2%
Amortization of deferred                        41        0%          58         0%
       finacing costs
Unrealized foreign exchange loss (gain)       (119)       0%         (22)        0%
Non-controlling interest and other             (12)       0%          43         0%
                                          -------------         -------------
Net interest expense and other                 432  2%               529         2%

Income tax recovery                           (663)                 (648)

---------------------------------------------------------------------------------------


Net interest expense and other in the first quarter of 2006 was reduced by an unrealized foreign exchange translation gain of $0.1 million as a result of the strengthening of the Canadian dollar relative to the US dollar. Interest on long-term debt increased from the first quarter of 2005 as a result of increases in the prime rate that occurred during 2005 and higher spreads the company is being charged under terms of its bank line renewal in October 2005.

The Company is subject to different taxes on income earned in the US and Canada and its effective income tax rate fluctuates depending upon the geographic source of its earnings. The effective income tax recovery rate on losses from continuing operations in the first quarter of 2006 was 25% compared with 42% of net loss before income taxes in the first quarter of 2005. The rate change is due primarily to changes in the Company's profitability among its various taxing jurisdictions, and the valuation allowance of $0.1 million that was taken in the first quarter of 2006 against certain tax losses carried forward and other future tax assets due to the uncertainty in being able to realize these losses prior to their expiry.

Net loss and loss per share from continuing operations

-----------------------------------------------------------------------------------------------------------------
(in 000's USD)
                                                                            3 months              3 months
                                                                        ended January 28,      ended January 29,
                                                                             2006                   2005
                                                                        -----------------      -----------------
     Net (loss)                                                            $ (1,972)               $ (904)
     Convertible note charge
                                                                                (90)                  (39)
                                                                           ----------              --------
     Loss from continuing operations available to common shareholders      $ (2,062)               $ (943)
                                                                           ==========              ========

     Weighted average number of common shares outstanding
                             Basic                                        6,797,250             6,448,565
                             Diluted                                      6,797,250             6,448,565
     Net loss per share
                             Basic                                        $   (0.30)            $   (0.14)
                             Diluted                                      $   (0.30)            $   (0.14)

-----------------------------------------------------------------------------------------------------------------


Net loss from continuing operations in the quarter was $2.1 million, compared with net loss of $0.9 million in the same period from 2005. The increased loss stemmed from the decline in gross profit of $1.4 million, partially offset with lower Selling, general and administrative expenses.

Common shares outstanding increased from the first quarter of 2005 as a result of employees exercising stock options throughout 2005. In 2005, approximately 349,000 options were exercised for net proceeds of $1.7 million.

Discontinued operations

In the fourth quarter of 2005, the Company began a process to explore the sale of its non-packaging assets. In the first quarter of 2006, the Company received conditional offers for its pool division. These offers, which are subject to due diligence and financing, indicate that certain assets may be sold for lower than their carrying amounts. Management expects that this sale process will conclude in the next several months. To the extent the company concludes a sale of its pool division it will operate with its packaging division as its principal business. Accordingly, the assets and operating results of the Pool division have been classified as discontinued operations in the quarter.

Pool products sales in the first quarter of 2006 were $9.6 million compared with $12.6 million in the first quarter of 2005. The Company had indicated in its 2005 MD&A that its European customers had experienced a poor season and sales in the first quarter decreased due to reduced demand from this market. This decline was partially offset by a $0.3 million increase in reported sales as a result of the stronger Canadian dollar. Weak demand in Europe has been offset by stronger demand in North America and the company's order back log indicates that it should experience higher sales in North America compared to fiscal 2005 in its upcoming peak sales period.

The Pool division in the first quarter of 2006 had a negative gross profit of 0.2% as a percentage of sales, a decline from 2.8% in the first quarter of 2005. Gross profit in the first quarter of 2006 declined compared to the same period last year due to lower volumes which lowered overhead absorption and sales of lower margin product. The stronger Canadian dollar also contributed $0.2 million to the above reduction in gross profit

Selling, general and administration costs were generally at the same level as in 2005 and interest costs rose due to the higher level of debt and higher interest rates. The division also expensed all of its capital expenditures in the quarter as a result of its decision to write down its fixed assets at the end of 2005 to reflect the estimated fair values of these assets based on recoverability. Similarly the Company continued the policy that it adapted in the fourth quarter of 2005 of not recognizing the benefit of tax recoveries on losses incurred in its Canadian subsidiary. Net loss from discontinued operations was $3.3 million in the first three months of 2006 compared with $1.9 million in the corresponding period from 2005.

Summary of  quarterly  results for first  quarter  2006,  fiscal  years 2005 and
2004

------------------------------------------------------------------------------------------------------------------------------------
(In 000's USD)
                                            2006                        2005 *                                    2004*
                                        ----------    -------------------------------------------    -----------------------------
                                            Q1            Q4           Q3         Q2         Q1         Q4        Q3        Q2
                                        ----------    -------------------------------------------    -----------------------------
Sales from continuing operations           29,346       31,906      27,809     28,215     29,336       28,941    27,002    25,268

(Loss) income before taxes and
 extraordinary gain from continuing
 operations                                (2,635)      (1,868)     (1,501)    (1,051)    (1,552)        (258)      430       647
                                        ----------    -------------------------------------------    -----------------------------

Net (loss) income from continuing
 operations                              $ (1,972)    $ (2,101)      $ (23)    $ (466)    $ (904)      $ (201)     $ 75     $ 306
                                        ==========    ===========================================    =============================

Net (loss) income from discontinuing
 operations                                (3,326)      (6,262)     (2,870)    (1,136)    (1,908)      (1,885)      597     1,216
                                        ----------    -------------------------------------------    -----------------------------

Net (loss) income                        $ (5,298)    $ (8,363)    $(2,893)   $(1,601)  $ (2,812)    $ (2,086)    $ 672    $1,522
                                        ==========    ===========================================    =============================

Net (loss) income per share from
 continuing operations
       Basic                              $ (0.30)     $ (0.31)    $     -    $ (0.07)   $ (0.14)     $ (0.03)   $ 0.01    $ 0.05
       Diluted                            $ (0.30)     $ (0.31)    $     -    $ (0.07)   $ (0.14)     $ (0.03)   $ 0.01    $ 0.04
                                        ----------    -------------------------------------------    -----------------------------

Net (loss) income per share from
 discontinuing operations
       Basic                              $ (0.49)     $ (0.93)    $ (0.44)   $ (0.18)   $ (0.30)     $ (0.31)   $ 0.09    $ 0.19
       Diluted                            $ (0.49)     $ (0.93)    $ (0.44)   $ (0.18)   $ (0.30)     $ (0.31)   $ 0.08    $ 0.17
                                        ----------    -------------------------------------------    -----------------------------

Net (loss) income per share
       Basic                              $ (0.79)     $ (1.24)    $ (0.44)   $ (0.25)   $ (0.44)     $ (0.34)   $ 0.10    $ 0.24
       Diluted                            $ (0.79)     $ (1.24)    $ (0.44)   $ (0.25)   $ (0.44)     $ (0.34)   $ 0.09    $ 0.21
                                        ----------    -------------------------------------------    -----------------------------

-----------------------------------------------------------------------------------------------------------------------------------


*The reader is referred to the Company's 2005 and 2004 annual and interim MD&A for a review of quarterly earnings. The comparative 2005 and 2004 numbers have been reclassified from the numbers previously presented to segregate the loss from discontinued operations. The comparative income /(loss) and earnings per share figures for the 4th quarter of 2004 excludes the impact of an extraordinary gain of $948.

Related party transactions

Professional consulting fees of Cdn $51,000 (USD $45,000) were paid or accrued to a company of which a director and officer is related to a director and significant shareholder of Polyair Inter Pack Inc. This transaction was measured at the amount agreed to by the parties. Under this agreement, the Company is committed to pay an annual management fee of Cdn $205,000 until July 1, 2009.

As discussed in the Company's 2005 annual MD&A, the Company is party to a Put/Call agreement on a property that has industrial contamination with a company ("Purchaser") controlled by a director and significant shareholder. In the quarter, the Company entered into a purchase and sale agreement on this property with an independent third party. The sale agreement is subject to the completion of certain environmental testing and remediation, due diligence and financing, the consent of the Purchaser and the Company's lenders. If these conditions are satisfied and the conditional price reaffirmed, the company could realize a gain on the sale and the proceeds from the sale will be used to pay down the operating bank debt.

In order to complete the sale of the property the Company will require the consent of the Purchaser. The board of directors has established an independent committee of directors to determine what consideration should be paid to the Purchaser, from the proceeds of the sale, in order to obtain its consent. The Company has also approached its lenders to obtain their consent and they have indicated that they are prepared to provide consent on the basis that proceeds from the sale are used to reduce the operating bank line and certain other criteria are met.

The Company's 2005 annual MD&A contains a description of all related party transactions that occurred during the year. Other than the events described above there were no further developments with respect to the related party transactions described in the Company's 2005 MD&A.

Liquidity and capital resources

Cash flows

(In '000s USD)
--------------------------------------------------------------------------------------------------------------------
CASH FLOW                                                                          3 months            3 months
                                                                                    ended               ended
                                                                                  January 28,          January 29
                                                                                    2006                2005
                                                                                 ------------        --------------
Cash flow from operations before changes in non-cash operating working capital     $ (4,417)          $  (1,020)

Changes in non-cash working capital                                                  (2,121)             (7,499)
                                                                                   ---------           ---------

Cash flow from operating activities                                                  (6,538)            (8,519)
Net acquisitions of property, plant and equipment                                      (690)            (2,212)
                                                                                   ---------           ---------
Available cash flow  (deficit)*                                                    $ (7,228)          $(10,731)
--------------------------------------------------------------------------------------------------------------------



* Available cash flow (deficit) is not a recognized measure under Canadian Generally Accepted Accounting principles and the readers are cautioned that Available cash flow should not be considered as an alternative to cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating Available cash flows may differ from other companies and may not be comparable to measures used by other companies. Available cash flow is cash flow from operating activities less acquisitions of property, plant and equipment and intangible assets.


The Company used $6.5 million of cash in operations in the quarter compared with $8.5 million in the first quarter of 2005. The loss from operations of $5.3 million was the principal reason for the decrease in cash flows from operations. Inventories increased in the first quarter of 2006 by $3.6 million, with all of this increase occurring in the pool division as it builds inventory for sale in its peak season. A similar increase occurred in the first quarter of 2005. The value of packaging inventories were virtually unchanged, which when the higher cost of resin (from the end of fiscal 2005) is factored in, means that there was a decrease in physical inventory. Pool receivables increased by $3 million and packaging receivables declined by $0.9 million to give a net increase in receivables of $2.1 million. The pool division offers extended terms to certain of its North American customers and a similar increase occurred in the first quarter of 2005

Offsetting these decreases in cash flows was the increase of $3.4 million in accounts payable and accrued liabilities, compared with a corresponding increase in 2005 of $3.5 million. The higher level of purchasing, particularly in the Pool Division to support the build up of the inventory for the 2006 season is the primary reason for the increase in payables.

In the first quarter of 2006, the Company invested $0.7 million in new equipment and product development costs, almost entirely in the Packaging Division primarily for various improvements to machinery and equipment and new Airspace equipment. Comparably, in the first quarter of 2005, $2.2 million was invested primarily for expanding production capacity for some of the Packaging product lines, the Airspace equipment program and on leasehold improvements to the Company's pool products manufacturing facility in Toronto.

The Company financed its operations and asset purchases through a net increase in the short-term bank indebtedness of $8.5 million ($8.1 million in the first quarter of 2005) and in the quarter $0.9 million of these funds were used to pay down long-term debt.

Working capital

(In '000s USD)

----------------------------------------------------------------------------------------------------------------------
WORKING CAPITAL                                                           As at         As at             As at
                                                                        January 28,   October 31,       January 29,
                                                                          2006           2005              2005
                                                                       -----------------------------------------------
Operating working capital (consolidated)                                ($1,980)        $3,530            $17,001

Accounts receivable days outstanding in continuing operations                44             38                 44

Inventory turnover in continuing operations                                 8.3           10.0                6.3
----------------------------------------------------------------------------------------------------------------------


Operating working capital (defined as current assets net of current liabilities, excluding the current portion of long term debt, future income tax assets and future income tax liabilities, was negative $2 million at January 28, 2006 compared with a surplus position of $3.5 million at October 31, 2005. The erosion of $5.5 million in the quarter in operating working capital stemmed primarily from the operating losses incurred, the build up of pool inventory and the extended payment terms provided to some customers that is associated with the pool business at this time of year. Inventory turnover in the Packaging division declined from 10 times at October 31, 2005 to 8.3 times at January 28, 2006, primarily as a result of increased inventory levels.

(In '000s USD)
----------------------------------------------------------------------------------------------------------------
CAPITALIZATION                                                    3 months         12 months           3 months
                                                                   ended             ended             ended
                                                                 January 28,       October 31,       January 29,
                                                                    2006              2005             2005
                                                                 -----------------------------------------------
Amount drawn on operating credit facilities                         $29,590          $21,096          $26,523
Remaining borrowing availability based on collateral values
                                                                      2,151            2,177              712
Net increase (decrease) in long term debt
                                                                      (876)           (4,383)             732
Issuance of common shares
                                                                          -            1,670                3

Net funded debt*
                                                                     49,695           42,133           52,250
Shareholders' equity                                                $18,798          $23,713          $34,266
Net funded debt to shareholders' equity                                 2.6              1.8              1.5
----------------------------------------------------------------------------------------------------------------


     * Net funded debt is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Net funded debt should not be considered as an alternative to Long-term debt. The Company's method for calculating Net funded debt may differ from other companies and may not be comparable to measures used by other companies. Net funded debt is comprised of bank indebtedness, current and long term portions of Long-term debt, and liability portions of the convertible note.

The Company's bank line availability is determined by its levels of eligible accounts receivable and inventory. As part of the renewal of the Company's credit facilities, the Company's lenders provided an interim working capital loan of $5 million. The available borrowing limit based on collateral balances at January 28, 2006 and the interim working capital loan was $36.8 million, of which the Company has issued letters of credit for $4.0 million and has drawn $29.6 million for operating cash. The Company posts letters of credit to support payment obligations such as finished goods imports from the Far East, bond maturities and rent. At January 28, 2006 of the $4 million of letters of credit outstanding, $2.6 million was in support of Industrial Revenue Bonds issued by the Company.

In addition to its working capital requirements, Polyair will require funding to pay for capital expenditures and to service its debt obligations. In prior years, a portion of this funding requirement was provided by term bank debt and equipment loans that the Company assumed. At January 28, 2006, the Company had $19.3 million of term debt of which 27.5% is fixed rate debt. During the quarter, the Company repaid $1.1 million of bank and other term debt. By comparison, in the first quarter of 2005, the Company raised $1.7 million in long-term debt and repaid $1.0 million. The financial results of the Company has meant that it is unable to obtain equipment financing on the terms and conditions that it had obtained in prior years. As a result it is dependent on its operating lender for both its working capital needs and long term asset financing. Based on the working capital requirements of the pool division, the Company's bank line is not sufficient to fund its cash requirements and it must either complete the sale of the pool division or raise additional capital in order for it to meet its financing requirements.

In the renewal of the banking facilities in October 2005 the Company's lenders required the Company to complete the sale of the pool division by February 28, 2006 and to meet certain financial covenants. In the event that the Company was not successful in selling the pool division it undertook to raise $10 million in new capital by March 31, 2006. The Company approached its lenders to have them revise the financial covenants for the first quarter of 2006 and to extend the $5 million interim working capital line that came due on February 28, 2006. The lenders have agreed to amend the covenants to accommodate the first quarter results and to extend the working capital line to May 15, 2006. The company is in discussions with its lenders about the requirement to raise new capital by March 31, 2006 and as previously outlined it is working with potential purchasers of the pool division to try and conclude a sale of the division.

The Company's ability to meet its amended covenants is dependent on an improvement in its profitability. At January 29, 2006, this improvement was not clearly established and it is therefore likely that in future periods the Company may not be in compliance of its revised covenants. Under the terms of the Company's lending agreements, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security, as described in the Consolidated Financial Statements. There can be no assurance that the Company will realize the necessary improvement in profitability in order to meet the revised bank covenants or that the additional debt or equity financing will be available when required or that it can be secured on satisfactory terms.

Disclosure of outstanding Share Data

Polyair Inter Pack's common shares are listed on the Toronto and American Stock Exchanges under the symbol PPK. As at January 28, 2006, there were 6,797,250 common shares issued and outstanding along with 241,400 stock options. Each vested stock option entitles the holder to purchase one common share. The Company also has a $5 million convertible note outstanding that can be converted at the option of the holder into 598,802 common shares. The Company may prepay this note or convert it into 598,802 Series A Preference shares at any time after March 31, 2006.

Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. Significant accounting estimates and assumptions are discussed in detail in the 2005 annual MD&A.


Recently issued accounting pronouncements

No new accounting pronouncements were issued in 2006 that impacted the preparation of the Consolidated Financial Statements.

Risks and uncertainties

Polyair Inter Pack's business is subject to a number of broad risks and uncertainties including adequacy of its capital resources, seasonality, general economic conditions and commodity prices, competition, product liability and Canadian and US government policies and regulations regarding environmental, health, transportation and safety. These risks and uncertainties are discussed in the Company's 2005 annual MD&A.

Outlook

In its Packaging business resin costs and supply have stabilized after a series of rapid price spikes in the aftermath of the hurricanes on the US gulf coast. The market for protective packaging products is very competitive and the Company expects that it may continue to experience a reduction in sales volumes as it seeks to preserve its product margins.

Management is working on completing the sale of the pool business and is marketing other assets that are not core to its packaging business. Until a sale is concluded the pool division will require working capital finding for its peak season sales. With its current financing the Company does not have sufficient funding to meet the requirements of its operating businesses and failure to complete the sale of previously discussed non packaging assets or alternatively, the Company not raising additional capital, could result in lost sales and continued poor profitability in future months

                      Consolidated Interim Financial Statements

                      POLYAIR INTER PACK INC.

                      Three months ended January 28, 2006 and January 29, 2005

                      Unaudited

-------------------------------------------------------------------------------
                                NOTICE TO READER
                    Interim Consolidated Financial Statements
                             As at January 28, 2006

The following financial statements of Polyair Inter Pack Inc. and the accompanying interim consolidated balance sheets as of January 28, 2006 and October 31, 2005 and the interim consolidated statements of income, retained earnings / (deficit) and cash flows for the three month periods ended January 28, 2006 and January 29, 2005 have been prepared by management. These interim consolidated financial statements have not been audited or reviewed on behalf of the shareholders by the independent external auditors.

-------------------------------------------------------------------------------

POLYAIR INTER PACK INC.
Consolidated Interim Balance Sheets
(In thousands of U.S. dollars)

Unaudited
-------------------------------------------------------------------------------------------------------
                                                           As at             As at               As at
                                                         January 28,       October 31,        January 29,
                                                            2006              2005                2005
-------------------------------------------------------------------------------------------------------
Current Assets:
       Cash                                             $      50          $     183         $     674
       Net accounts receivable                             12,831             23,264            29,728
       Due from joint venture                                  20                 38                 -
       Inventory                                           14,074             28,421            45,198
       Prepaid expenses and other                           1,155              2,565             3,271
       Income taxes receivable                                565              1,953             4,088
       Future income tax                                      777              1,422             1,535
       Assets held for sale                                34,621                  -                 -
       ------------------------------------------------------------------------------------------------
                                                           64,093             57,846            84,494

Property, plant and equipment, net (note 3)                36,574             38,749            42,539

Future income tax                                           1,438              1,969             1,447

Intangible and other assets, net (note 3)                   2,680              2,800             2,218

Assets held for sale                                        2,949                  -                 -
-------------------------------------------------------------------------------------------------------
                                                        $ 107,734          $ 101,364         $ 130,698
========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Bank indebtedness                                 $ 29,590           $ 21,096          $ 26,523
       Accounts payable and accrued liabilities            35,639             31,685            38,245
       Due to joint venture                                     -                  -                60
       Income taxes payable                                    67                113             1,130
       Future income tax                                        -                  -                62
       Current portion of long-term debt                   19,285             20,161             6,087
-------------------------------------------------------------------------------------------------------
                                                           84,581             73,055            72,107

Other long-term liabilities                                   125                  -                 -
Long-term debt                                                  -                  -            18,609
Convertible note                                              820                876             1,031
Future income tax                                           3,410              3,720             4,817
Non-controlling interest                                        -                  -              (132)


Shareholders' equity:
       Convertible note                                     4,424              4,343             4,134
       Capital stock                                       13,183             13,183            11,516
       Contributed surplus                                    263                212                83
       Retained earnings / (deficit)                       (2,567)             2,821            15,797
       Cumulative translation account                       3,495              3,154             2,736
-------------------------------------------------------------------------------------------------------
                                                           18,798             23,713            34,266
       Basis of presentation (note 1)
-------------------------------------------------------------------------------------------------------
                                                        $ 107,734          $ 101,364         $ 130,698
========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)
Three months ended January 28, 2006 and January 29, 2005

Unaudited

------------------------------------------------------------------------------------------
                                                                   THREE MONTHS ENDED
                                                              January 28,       January 29,
                                                                 2006              2005
------------------------------------------------------------------------------------------
Sales                                                          $ 29,346          $ 29,402
Cost of sales                                                    26,927            25,632
------------------------------------------------------------------------------------------
Gross profit                                                      2,419             3,770

Selling, general and administrative expenses                      4,622             4,793

Net interest expense and other                                      432               529
------------------------------------------------------------------------------------------
Loss before income taxes                                         (2,635)           (1,552)

Income taxes (recovery):
      Current                                                        37              (567)
      Future                                                       (700)              (81)
------------------------------------------------------------------------------------------
                                                                   (663)             (648)
------------------------------------------------------------------------------------------
Net Loss for the period from
      continuing operations                                    $ (1,972)           $ (904)

Net Loss from discontinued
      operations, net of tax (note 6)                          $ (3,326)         $ (1,908)

Net Loss                                                       $ (5,298)         $ (2,812)

Retained earnings, beginning of period                          $ 2,821          $ 18,648

Convertible note charge                                             (90)              (39)

------------------------------------------------------------------------------------------
Retained earnings (deficit), end of period                     $ (2,567)         $ 15,797
==========================================================================================

Net loss per share from continuing operations
            Basic                                               $ (0.30)          $ (0.14)
            Diluted                                             $ (0.30)          $ (0.14)
Net loss per share from discontinued operations
            Basic                                               $ (0.49)          $ (0.30)
            Diluted                                             $ (0.49)          $ (0.30)
Net loss per share
            Basic                                               $ (0.79)          $ (0.44)
            Diluted                                             $ (0.79)          $ (0.44)

------------------------------------------------------------------------------------------

Weighted average number of shares outstanding
            Basic                                             6,797,250         6,448,565
            Diluted                                           6,797,250         6,448,565
------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

POLYAIR INTER PACK INC.
Consolidated Interim Statements of Cash Flows
(In thousands of U.S. dollars)
Three months ended January 28, 2006 and January 29, 2005

Unaudited
---------------------------------------------------------------------------------------------------------
                                                                              THREE MONTHS ENDED
                                                                          January 28,        January 29,
                                                                              2006               2005
---------------------------------------------------------------------------------------------------------
Operating activities:
Net loss                                                                    $ (5,298)           $ (2,812)

   Items which do not involve cash:
       Depreciation and amortization                                           1,948               1,965
       Writedown of Property, plant and equipment
           and intangible assets related to discontinued operations              449                   -
       Stock based compensation                                                   37                   -
       Future income taxes                                                    (1,476)                (97)
       Other                                                                     (21)                (30)
   Change in non-cash operating working capital:
       Accounts receivable                                                    (2,102)             (4,958)
       Inventory                                                              (3,641)             (3,642)
       Prepaid expenses and other                                                132                (675)
       Accounts payable and accrued liabilities                                3,395               3,512
       Income taxes payable/receivable                                            95              (1,736)
    Interest on convertible debenture                                            (56)                (46)
   ------------------------------------------------------------------------------------------------------
                                                                              (6,538)             (8,519)

Investing activities
   Purchase and deposits on building and equipment                              (708)             (2,212)
   Proceeds from sale of equipment                                                18                   -
   Due to (from) joint venture                                                   109                (101)
   Other                                                                        (266)                (91)
   ------------------------------------------------------------------------------------------------------
                                                                                (847)             (2,404)

Financing activities:
   Increase in long-term debt                                                      -               1,741
   Repayment of long-term debt                                                (1,054)             (1,009)
   Net increase in bank indebtedness                                           8,164               8,131
   Stock options exercised                                                         -                   3
   ------------------------------------------------------------------------------------------------------
                                                                               7,110               8,866

Effect of currency translation on cash balances                                  142                 445
---------------------------------------------------------------------------------------------------------
Decrease in cash                                                              $ (133)           $ (1,612)
Cash, beginning of year                                                          183               2,286

---------------------------------------------------------------------------------------------------------
Cash, end of year                                                               $ 50               $ 674
=========================================================================================================

Supplemental cash flow information:
   Interest paid                                                               $ 883               $ 713
   Net income taxes (recovered) / paid                                         $ (12)              $ 148

The accompanying notes are an integral part of these consolidated financial statements.

1.   Basis of presentation:

     The lower than expected profitability in the first quarter and a requirement that the interim working capital loan, that came due on February 28, 2006, be extended resulted in the Company approaching its lenders to renegotiate certain terms of its credit facility. Subsequent to the end of the quarter, the Company's lenders agreed in principal to amend the covenants and extend to May 15, 2006 the interim working capital loan of $5 million. Following these amendments, the Company was in compliance with all debt covenants. The Company's ongoing ability to meet its amended covenants is dependent on an improvement in its profitability. At January 28, 2006 this improvement was not clearly established and it is therefore likely that in future periods the Company may not be able to meet the minimum earnings level in order for it to be in full compliance of its revised covenants. The Company has determined that until a return to this required level of profitability has been established it is appropriate to continue to classify the term loans provided by these lenders as current. Under the terms of the Company's lending agreements, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security, as described in notes 9 and 10 of the 2005 Consolidated Financial Statements.

     These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized the Company is dependent upon the continued support of the Company's lenders, positive cash flows from alternative financing options including the sale of its non-packaging business and real estate, and increased profitability of the Company's packaging segment, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin (a significant component in the packaging business). If these assumptions are not met, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for these consolidated interim financial statements, adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

     In the fourth quarter of 2005, the Company began a process to allow prospective purchasers of the Pool division to submit offers for the assets of this division. During the first quarter of 2006, the Company received conditional offers that are subject to due diligence and financing. The offers indicate that certain assets would be sold for lower than their carrying amounts. To the extent a satisfactory offer is received and a sale occurs the Company will operate with its packaging division as its principal business. Management expects that the outcome of this sale process will be known in the next several months. Accordingly, the assets and operating results of the Pool division have been classified as discontinued operations in the quarter.

2.   Significant accounting policies:

     These Consolidated Interim Financial Statements do not contain all disclosures required by Canadian general accepted accounting principles "GAAP" and therefore, should be read in conjunction with the Company's Consolidated Financial Statements for the year ended October 31, 2005. These financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies as were applied in the Consolidated Financial Statements for the year ended October 31, 2005.


3.   Property Plant and Equipment, and Intangible Assets:

     In the fourth quarter of 2005, as a result of substantial losses incurred in the Pool products segment, the Company evaluated the segment's Property, plant and equipment to determine if the carrying value exceeded their projected undiscounted future cash flows. The Company determined that it was appropriate to reduce the carrying value of these assets and recognized an impairment charge in the fourth quarter. Consistent with this treatment, capital expenditures of $145 incurred by the Pool products segment in the first quarter of 2006 were fully expensed within the quarter. Additionally in the first quarter of 2006, the Company recognized an impairment charge of $304 for intangible assets related to the Pool products division. These charges totalling $449 have been included in Net interest expense and other in the consolidated income statement.

4.   Segmented information:

     The Company previously manufactured and marketed packaging and pool products, however, once the sale of the pool products segment is completed, the company will continue to operate with its packaging products segment as its principal business. As a result, the comparable 2005 segment numbers have been reclassified to conform to the 2006 presentation. In its packaging products segment, the Company operates principally in the United States and Canada.


       By geographic region:
--------------------------------------------------------------------------------------------------------------------
                                                                                           THREE MONTHS ENDED
                                                                                      January 28,         January 29,
                                                                                          2006               2005
--------------------------------------------------------------------------------------------------------------------
Sales from continuing operations:
       United States                                                                    $ 23,543           $ 24,022
       Canada                                                                              5,803              5,380
-------------------------------------------------------------------------------------------------------------------
                                                                                        $ 29,346           $ 29,402
====================================================================================================================

                                                                                                  AS AT
                                                                                      January 28,         January 29,
                                                                                            2006             2005
-------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and goodwill in continuing operations
       United States                                                                      $19,630          $22,205
       Canada                                                                              17,885           16,981

-------------------------------------------------------------------------------------------------------------------
                                                                                          $37,515          $39,186
===================================================================================================================


By operating segment:

-------------------------------------------------------------------------------------------------------------------
                                                                                          THREE MONTHS ENDED
                                                                                      January 28,      January 29,
                                                                                             2006             2005
-------------------------------------------------------------------------------------------------------------------
Depreciation and amortization:
       Packaging products                                                                 $ 1,948          $ 1,706
       Pool products                                                                            -              259
-------------------------------------------------------------------------------------------------------------------
                                                                                          $ 1,948          $ 1,965
===================================================================================================================

 --------------------------------------------------------------------------------------------------------------------

Capital expenditures:
        Packaging products                                                                  $ 563          $ 1,742
        Pool products                                                                         145              470

--------------------------------------------------------------------------------------------------------------------
                                                                                            $ 708          $ 2,212
====================================================================================================================

5.   Related party transactions:

     During the quarter the Company paid or accrued $45 for management fees under a consulting agreement that expires on July 1, 2009 to a company of which a director and officer is related to a director and significant shareholder of Polyair Inter Pack Inc.

     As previously discussed in the Company's Consolidated 2005 Financial Statements the Company is party to a Put/Call agreement, on a property that has industrial contamination, with a company controlled by a director and significant shareholder. In the quarter, the Company entered into a conditional purchase and sale agreement on this property with an unrelated third party. Conveyance of this property under this purchase and sale agreement is subject to the consent of the party to the Put/Call agreement and to consent of the Company's lenders.


6.   Discontinued operations:

     In the fourth quarter of 2005, the Company initiated a process to dispose of the assets and business of operations of its Pool Products business segment, including a formal search for prospective purchasers. During the quarter, the Company received conditional offers that are subject to due diligence and financing. The Company expects that, subject to the offer conditions being satisfied, the disposal of the segment will be completed within one year. As the criteria to report the segment as a discontinued operation has been met, the operating results of the Pool Products business segment have been classified as a discontinued operation and comparative figures have been restated.

     During the three months period ended January 28, 2006, the Company recorded an operating loss of $3,326 (2005 - $1,908) net of an income tax recovery of $753 (2005 - $1,057) in respect of the Pool Products business. Net revenues applicable to the Pool Products business were $9,551 (2005 - $12,630).


7.   Comparative figures:

     The 2005 Consolidated Interim Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2006 Consolidated Interim Financial Statements.

                                  Form 52-109F2

                        Certification of Interim Filings
                             POLYAIR INTER PACK INC.



I, Henry Schnurbach, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of POLYAIR INTER PACK INC. for the period ending January 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: March 17, 2006.

"Henry Schnurbach"

s/Henry Schnurbach

Henry Schnurbach
Chief Executive Officer
Polyair Inter Pack Inc.

                                  Form 52-109F2

                        Certification of Interim Filings
                             POLYAIR INTER PACK INC.



I, Victor D'Souza, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of POLYAIR INTER PACK INC. for the period ending January 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: March 17, 2006.


"Victor D'Souza"


s/Victor D'Souza


Victor D'Souza
Chief Financial Officer
Polyair Inter Pack Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: March 24, 2006                     By:/s/VICTOR D'SOUZA
                                        Victor D'Souza, Chief Financial Officer